UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 0-7229

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NATIONAL CITY SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2005 and 2004

2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2005

3. Notes to Financial Statements

4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND INVESTMENT PLAN

Date: June 16, 2006

By: [signature]
Jon N. Couture,
Member of the Administrative Committee for the National City Savings and Investment Plan

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

National City Savings and Investment Plan
Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

National City Savings and Investment Plan

Audited Financial Statements
and Supplemental Schedule

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
National City Savings and
Investment Plan

We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 7, 2006

National City Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Cash	**$ 9,181,730**	$ 1,028,756
Investments, at fair value	**2,166,446,693**	2,031,083,849
Receivables:		
Employer contributions	**2,416,202**	2,061,900
Employee contributions	**3,362,953**	2,813,876
Accrued income	**965,249**	769,962
Due from broker	**160,702**	–
Total receivables	**6,905,106**	5,645,738
Total assets	**2,182,533,529**	2,037,758,343
Liabilities		
Pending securities purchases	**2,546,681**	2,836,970
Net assets available for benefits	**$ 2,179,986,848**	$ 2,034,921,373

See notes to financial statements.

National City Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions	
Interest and dividend income from National City Capital Preservation Fund and Allegiant Funds	**$ 14,798,992**
Dividend income from other mutual funds	**10,080,672**
Dividend income from National City Corporation Common Stock	**37,565,153**
Interest income from participant loans	**1,992,297**
Employer contributions	**79,283,749**
Employee contributions	**117,735,921**
Transfers from the Provident Financial Group, Inc. Retirement Plan	**144,312,225**
Transfers from the National City Savings and Investment Plan No. 2	**4,218,030**
Transfers from the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan	**13,770,017**
Tranfers from the Wayne Bancorp, Inc. ESOP	**407,811**
Total additions	**424,164,867**
Deductions	
Net depreciation in fair value of investments	**(55,885,200)**
Benefits paid to participants	**(223,214,192)**
Total deductions	**(279,099,392)**
Net increase	**145,065,475**
Net assets available for benefits at beginning of year	**2,034,921,373**
Net assets available for benefits at end of year	**$2,179,986,848**

See notes to financial statements.

1. Plan Description

The following description of the National City Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all National City Corporation (NCC) personnel who are employed by any subsidiary of NCC which has adopted the Plan (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employers.

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. The Plan allows participants to elect to contribute from 1% to 20% of eligible compensation. Participants direct their contributions in 1% increments among any of the Plan's twelve investment funds. Contributions made to any of the funds may be temporarily invested in the Allegiant Money Market Fund.

Participants are eligible for Employer matching contributions on the first of the month following one year of service. The monthly matching contribution is equal to 115% of the participant's contribution up to 6% of the participant's combined cash compensation. All employer contributions are initially invested in the National City Corporation Stock Fund. Contributions are subject to certain limitations.

Each participant's account is credited with the participant's contributions and allocations of (a) the Employers' contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

Participants are allowed to borrow at a fixed interest rate up to 50% of the value in their account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in monthly, quarterly, or annual installments.

1. Plan Description (continued)

For terminations due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

Although it has not expressed any intent to do so, NCC has the right under the Plan to discontinue employer and participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments

During 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated), as determined by quoted market price, in value as follows:

Allegiant Funds	**$ 18,004,995**
Other mutual funds	**19,428,488**
National City Corporation Common Stock	**(93,318,683)**
	$ (55,885,200)

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2005	**2004**
National City Capital Preservation Fund for Retirement Trusts	**$ 136,834,760**	$ 122,409,459
Allegiant Money Market Fund	**130,599,490**	117,083,993
Allegiant Small Cap Value Fund	**129,736,285**	152,298,254
Allegiant Large Cap Growth Fund	**173,797,352**	172,309,209
Allegiant S&P 500 Index Fund	**134,755,169**	124,330,486
Barclays Global Bond Index Fund	**108,298,476***	104,365,839
National City Corporation Common Stock	**871,872,197**	899,171,496
Templeton Foreign Equity Fund	**121,324,407**	85,321,309*

* The fair value is less than 5% of the Plan's net assets available for benefits as of the date indicated.

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a wholly owned subsidiary of NCC, is trustee for the assets of the Plan. National City Bank, through Allegiant Asset Management Company, serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Allegiant Funds, formerly known as the Armada Funds. The Allegiant name was adopted on June 13, 2005, for both the Investment Management Company and the entire family of Armada Funds.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator and the Plan's tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Plan Mergers and Transfers

In April 2005, the Provident Financial Group, Inc. Retirement Plan, which was a defined contribution plan covering all eligible Provident Financial Group, Inc.'s employees, was merged into the NCC Plan. NCC acquired Provident Financial Group, Inc. in July 2004.

In September 2005, the National City Savings and Investment Plan No. 2, which was a defined contribution plan covering all eligible National Processing, Inc. employees, was merged into the NCC Plan. National Processing, Inc. was a majority owned subsidiary of NCC, and was sold in October 2004.

In October 2005, the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan, which was a defined contribution plan covering all eligible Allegiant Bancorp, Inc. employees, was merged into the NCC Plan. NCC acquired Allegiant Bancorp, Inc. in April 2004.

The Wayne Bancorp, Inc. ESOP (ESOP) was terminated in December 2005. The account balance of participants who made no distribution election was transferred to the NCC Plan. NCC assumed sponsorship of the ESOP when it acquired Wayne Bancorp, Inc. in October 2004.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	**$ 2,179,986,848**	$2,034,921,373
Amounts allocated to withdrawing participants	**(849,278)**	(986,071)
Net assets available for benefits per Form 5500	**$ 2,179,137,570**	$2,033,935,302

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	**$ 223,214,192**
Amounts allocated to withdrawing participants at December 31, 2004	**(986,071)**
Amounts allocated to withdrawing participants at December 31, 2005	**849,278**
Net assets available for benefits per Form 5500	**$ 223,077,399**

Amounts allocated to withdrawing participants were recorded on Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, but not yet paid of that date.

National City Savings and Investment Plan

EIN #34-1111088 Plan #005

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* National City Capital Preservation Fund for Retirement Trusts	136,834,760 units	$ 136,834,760
* Allegiant Funds:		
Money Market Fund	130,599,490 shares	130,599,490
Small Cap Value Fund	6,760,619 shares	129,736,285
Large Cap Growth Fund	8,773,213 shares	173,797,352
S&P 500 Index Fund	12,570,445 shares	134,755,169
Balanced Allocation Fund	4,058,304 shares	42,531,028
Large Cap Value Fund	5,350,323 shares	95,663,779
Templeton Foreign Equity Fund	5,438,118 shares	121,324,407
Franklin Small-Mid Cap Growth Fund	1,640,041 shares	62,600,380
Vanguard Prime Cap Fund	1,209,125 shares	81,942,423
Vanguard Small Cap Index Fund	1,075,615 shares	30,687,308
Barclays Global Bond Index Fund	11,234,282 shares	108,298,476
* National City Corporation Common Stock	25,675,679 shares	871,872,197
* Participant loans	At interest rates ranging from 4.0% to 11.75%	45,803,639
		$2,166,446,693

* Indicates party in interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67354) pertaining to the National City Savings and Investment Plan of National City Corporation of our report dated June 7, 2006, with respect to the financial statements and schedule of the National City Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Cleveland, Ohio
June 15, 2006